Filed by Leo Holdings Corp. II pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Leo Holdings Corp. II

Commission File No. 001-39865

The following is a transcript of an interview first made available on January 19, 2023.

Carol Massar 0:00

All right, everybody. You’re listening and watching Bloomberg Businessweek on this Thursday. It’s a bird. It’s a plane. It’s a stratospheric balloon that can fly to 95,000 feet, stay up there for up to months at a time. It could happen Tim.

Tim Stenovec 0:12

It could. Well, World View is a company that operates the so called Stratollites. And just last week, Bloomberg News reported that it’s agreed to go public and a $350 million SPAC deal. We’ve got with us right now World View CEO Ryan Hartman joining us in the Bloomberg Interactive Brokers Studio. Ryan, how are you?

Ryan Hartman 0:28

I’m very well, thanks for having me on.

Tim Stenovec 0:29

Well, it’s good to have you with us. So, it’s really cool to look at this. To look at your website and see these two businesses. You’ve got on the one side, a business that does monitoring of methane emissions using these stratospheric balloons. On the other side, a space tourism business that you want to launch in the next couple of years. Talk about your priorities right now.

Ryan Hartman 0:48

Well, right now our priority is maturing and bringing to life our remote sensing business. It’s a business that we’ve been working on for many years. We’re well into revenue, and in a short period of time, we’ll have a positive EBITDA and be cashflow positive. And so, it’s a business that has recurring revenue that brings value today. And so, when we think about bringing the company into the public markets, you know, that’s obviously something that’s very important is to create value, stabilize the business. And the way we think about it is earning the right to invest in our space tourism business.

Carol Massar 1:22

What of the markets help you stabilize the business? Because a lot of folks would say in this environment, well, at least up until the last year or so, money’s been cheap and very accessible. And it also enables a lot of companies, especially companies that are trying to build out something, kind of time and freedom to really do so not under the public glare. So why is public better?

Ryan Hartman 1:42

Well, so let me talk about what is stabilizing the business, because I think that’s an important conversation to have. We’re a company that works in government and defense works in the intelligence community’s works in large enterprises, like methane detection for oil and gas. And so, these are customers that it doesn’t matter what the market is doing. There’s always a need.

Carol Massar 2:04

They’re stable by their nature.

Ryan Hartman 2:06

They’re stable, right? And so, they need the kind of service that we have to offer. And so that helps us stabilize the business. And I think most importantly, what it does is it helps us grow the business and mature the technology that’s going to be the same technology that we’re going to use for space tourism.

Carol Massar 2:23

I am curious, you said you’re well into EBITDA. And when you talk about top line growth, what kind of top line growth

Ryan Hartman 2:28

Well into revenue.

Carol Massar 2:29

Okay, well, so what kind of revenue growth have you been seeing?

Ryan Hartman 2:34

Well, I mean, we’re a small company. So of course, we’re seeing 100% revenue growth—

Carol Massar 2:38

But it’s off of small numbers.

Ryan Hartman 2:39

Yes. So this year, we’ll do more than 15 million in revenue.

Carol Massar 2:43

Ok.

Ryan Hartman 2:44

And that’s what we really focus on is the number of flights we do a year. So, we’re capacity limited. What we do is very unique. And so, we have to, we have to prepare the business for the number of flights we do per year. And so, this year, we’ll do more than 15 flights, we’ll do more than 15 million in revenue. And on that basis, we’ll be able to grow to something closer to 30 flights the following year, you know, and so you start seeing this compounding effect, and we’re bringing a very, very unique capability to the market. And I mean, I can’t even think of all of the different use cases that kind of technology—

Tim Stenovec 3:19

Well, let’s talk about the technology here. Because if you look at the website, if you’re watching us on YouTube, or on Bloomberg Quick Take right now you can actually see it. The balloons are what they sound like. They’re balloons.

Ryan Hartman 3:27

Yes.

Tim Stenovec 3:28

And they go to 95,000 feet. What are they filled with? What’s the unique technology that you have that prevents other companies from being able to do the same thing?

Ryan Hartman 3:35

Yeah. So, on the remote sensing side, the technology we use is a navigable balloon, right? And so, what that means is operating in the stratosphere, there’s four directional winds. And because there’s four directional winds, if you could control your altitude to where those winds are going in the direction you want to go, you can freely navigate in the stratosphere. And so that enables us to either stay over an area for a very long period of time. So, we talked about the methane gas detection use case, we can stay over an area for two weeks at a time, a month at a time, two months at a time. And always be ever present looking at an area collecting data that’s value added to our customers. And so, to operate the stratospheric balloon, we fill them with either helium or hydrogen on the remote sensing side. On the space tourism side, it’ll be helium. But on the remote sensing side, it’s helium or hydrogen. And then separate from the lift balloon, there’s another smaller balloon below it. You can see it on the website. And that smaller balloon is what we call balance balloon. we pressurize that with air and by pressurizing, you create mass that counteracts the lift gas. And so, by counteracting the lift gas, we can descend the balloon—

Tim Stenovec 4:45

It’s sort of what a traditional burner in a balloon would do?

Ryan Hartman 4:47

Well no, not exactly because what a burner in a hot air balloon does is it creates lift gas, right. So it’s heating air and the hotter the air is the lighter it is and therefore it tries to rise. Whereas for us, what we’re doing is using a lift gas that’s always constant. And that’s what enables us to fly for very long periods of time. But then when you couple that with pressurized air below the lift balloon separate from the lift balloon, you’re creating mass. You’re creating a density of air that counteracts the lift gas. And so, what we’re doing is we’re pressurizing the air to use it as not a lift gas, but as an anchor, if you will, to bring it down a little bit.

Carol Massar 5:27

Hey, Ryan, in addition to the remote sensing business, you guys have begun selling six-to-eight-hour journeys at $50,000 a seat through your space tourism operation. I’m on the website, Kenya in 2025, you’re launching. The Great Barrier Reef looks like in 2024. Grand Canyon. I mean, this would be pretty amazing.

Ryan Hartman 5:45

Yes.

Carol Massar 5:46

What is going to be the bulk of the business going forward, though?

Ryan Hartman 5:49

Well, in the near term, it’s going to be remote sensing, like I said, we’re going to be focused on stabilizing the business growing the business creating value on the recurring revenues that we have, and then earning the right to continue to bring to market the space tourism business-

Carol Massar 6:02

But does it eventually become a 50/50? Or is that not right?

Ryan Hartman 6:06

Yes, about that. You know, we’re gonna really have to focus on what creates the most value for the business. But we’re passionate about both of them. Both of them are very meaningful to us. I’m very excited about both. They’re just very unique businesses, you know, in a bull market, space tourism is something that’s quite exciting.

Tim Stenovec 6:26

When do you think you’ll go up in that balloon?

Ryan Hartman 6:28

As soon as I can. I’ll be in the first one.

Tim Stenovec 6:31

How many people can—I’m sorry, Carol— how many people can fit in one of these capsules?

Ryan Hartman 6:35

It’s eight customers and two crew. So, ten total?

Tim Stenovec 6:37

And what do you think the cost will be?

Ryan Hartman 6:39

It’s $50,000 per ticket. We’re taking deposits now at 500 bucks. We’ve sold 1,240 tickets so far.

Carol Massar 6:48

Remote sensors—20 seconds—how big of a business is this potentially?

Ryan Hartman 6:51

It’s going to be hundreds of millions. I mean, the appetite for data about our earth is insatiable.

Carol Massar 6:57

Yeah, no doubt about it. And every day I feel like that goes by increasingly so. Stay in touch. Let us know how things are going.

Ryan Hartman 7:03

Thank you.

Tim Stenovec 7:04

Let’s do this from space next time.

Carol Massar 7:07

I’ve gone to see balloons. Have you ever done that?

Tim Stenovec 7:09

Yeah, I’ve gone to see them. I’ve gone up in a balloon.

Carol Massar 7:11

Have you?

Tim Stenovec 7:13

Yeah, never to—

Carol Massar 7:14

Never to 95,000 feet

Ryan Hartman 7:16

100,000 feet

Carol Massar 7:17

Ryan Hartman, thank you so much. Really appreciate you coming in and visiting with us. Chief Executive Officer World View joining us in our Bloomberg Interactive Brokers Studio.

About World View

World View Enterprises Inc. (“World View”) is a leading global stratospheric exploration company, founded in 2012 and headquartered in Tucson, Arizona. World View has a proven track record of scores of successful stratospheric flights, and is leading a new era of stratospheric exploration to take humanity’s understanding and appreciation of Earth to inspired new heights. With a sharper vision for a brighter future, World View exists to inspire, create and explore new perspectives for a radically improved future. Through its legacy remote sensing business and Stratollite® imaging, and exciting future capabilities with research and engineering missions and space tourism and exploration, World View is working to ensure its ultimate objective: honor the planet so that future generations will feel blessed to call it home. For more information, visit worldview.space.

About Leo Holdings Corp. II and Leo Holdings

Leo Holdings Corp. II (“Leo”), currently listed on the NYSE under the ticker LHC, is a special purpose acquisition company (SPAC) that seeks to invest in entrepreneurially driven growth companies that aim to disrupt existing industries or business models, as well businesses positioned to thrive in the evolving digital information age where changing consumer behavior creates the opportunity for outsized returns. Leo Holdings Corp. II is part of a special purpose acquisition company initiative, Leo Holdings. Leo Holdings was formed by the principals of Lion Capital, which is led by Founder and Managing Partner, Lyndon Lea. Leo Holdings’ management team has extensive experience owning and operating businesses on a global scale and has collaboratively worked together for over 20 years. For more information, visit https://leoholdings.com/.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in these communications that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in these communications, including regarding World View’s proposed business combination with Leo (the “Business Combination”), Leo’s ability to consummate the proposed transactions, the value of the combined entity, the anticipated benefits of the proposed transactions and the combined company’s future financial performance, including financial projections, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenue growth, prospects expectations, estimated market growth, size and opportunity, estimated development timeline and process, expected approvals from regulators and related timing, plans and objectives of management, World View’s ability to create unique insights and data sets, and World View’s future capabilities, product and market opportunities, ability to obtain and maintain strategic relationships, remote sensing capabilities and growth potential, and expectations regarding customer demand and the growth of the remote sensing and space tourism markets, among others, are forward looking statements. These statements are based on various assumptions, whether or not identified in these communications, and on the current expectations of World View’s and Leo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of World View and Leo. These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to: the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination is not obtained; the risk that the Business Combination may not be completed by Leo’s business combination deadline; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to World View; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive business combination agreement; the effect of the announcement or pendency of the transaction on World View’s business relationships, operating results, and business generally; risks that the Business Combination disrupts current plans and operations of World View; risks relating to World View’s capital needs and ability to obtain adequate financing; the outcome of any legal proceedings that may be instituted against World View or against Leo related to the Business Combination or any related agreements; the ability to maintain the listing of Leo’s securities on a national securities exchange; changes in domestic and foreign business, market, financial, political, and legal conditions and changes in the combined capital structure; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination, and identify and realize additional opportunities; risks related to the rollout of World View’s business and the timing of expected business milestones; the effects of competition on World View’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; the risks to World View’s business if internal processes and information technology systems are not properly maintained; risks associated with World View’s operational dependence on independent contractors and third parties; risks associated with World View’s reliance on certain suppliers, including recent global supply chain slowdowns and disruptions; risks and uncertainties related to World View’s international operations, including possible restrictions on cross border investments which could harm World View’s financial position; ability to achieve improved margins and cost efficiency; continuing risks relating to the COVID 19 pandemic; and risks associated with World View’s ability to develop its products and achieve regulatory approvals or milestones on the timelines expected or at all. The foregoing list of factors is not exhaustive. Please carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus to Leo’s registration statement on Form S-1, as amended (File No. 333-249676), the registration statement on Form S-4 to be filed with the SEC by Leo and other documents filed or that may be filed by Leo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Leo or World View presently know or that Leo or World View currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Leo’s and World View’s expectations, plans or forecasts of future events and views as of the date of these communications. Leo and World View anticipate that subsequent events and developments will cause Leo’s and World View’s assessments to change. However, while Leo and World View may elect to update these forward-looking statements at some point in the future, Leo and World View specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Leo’s and World View’s assessments as of any date subsequent to the date of these communications. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in these communications is based on the estimates of World View and Leo management. World View and Leo obtained the industry, market and competitive position data used throughout these communications from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. World View and Leo believe their estimates to be accurate as of the date of these communications. However, this information may prove to be inaccurate because of the method by which World View or Leo obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process.

Important Information

Leo intends to file with the SEC a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”), which will include a preliminary proxy statement/prospectus of Leo, which will be both the proxy statement to be distributed to holders of Leo’s ordinary shares in connection with the solicitation of proxies for the vote by Leo’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, Leo will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. Leo’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Leo’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters because the proxy statement/prospectus will contain important information about Leo and World View and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of Leo as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings Corp. II, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom or by emailing brown@leo.holdings.

Participants in the Solicitation

These communications are not a solicitation of a proxy from any investor or securityholder. However, Leo, World View and Leo Investors II Limited Partnership and their respective directors, officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Leo’s shareholders with respect to the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Leo and World View in the proxy statement/prospectus relating to the proposed business combination when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

These communications are for informational purposes only and are not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.